UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
180 Connect Inc.
(f/k/a Ad.Venture Partners, Inc.)

(Name of Issuer)
Common Stock ($0.0001 par value per share)

(Title of Class of Securities)
00516Q109

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
November 15, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00516Q109	SCHEDULE 13D	Page	2	of	11

1	NAME OF REPORTING PERSON: Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,126,559

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,126,559

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,126,559

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%[1]

14	TYPE OF REPORTING PERSON

	IA; OO
1 Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007 plus 106,660 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No.	00516Q109	SCHEDULE 13D	Page	3	of	11

1	NAME OF REPORTING PERSON: Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,162,197

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,162,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,162,197

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%[2]

14	TYPE OF REPORTING PERSON

	IA; OO
2 Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007.

CUSIP No.	00516Q109	SCHEDULE 13D	Page	4	of	11

1	NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,288,756

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,288,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,288,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%[3]

14	TYPE OF REPORTING PERSON

	HC; OO
3 Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007 plus 106,660 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No.	00516Q109	SCHEDULE 13D	Page	5	of	11

1	NAME OF REPORTING PERSON: Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,288,756

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,288,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,288,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%[4]

14	TYPE OF REPORTING PERSON

	HC; OO
4 Based on 23,220,892 shares of common stock issued and outstanding as of November 9, 2007 plus 106,660 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

CUSIP No.	00516Q109	SCHEDULE 13D	Page	6	of	11

1	NAME OF REPORTING PERSON: Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,288,756

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,288,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,288,756

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%[5]

14	TYPE OF REPORTING PERSON

	HC; IN
5 Based on 23,012,092 shares of common stock issued and outstanding as of November 9, 2007 plus 106,660 shares of common stock issuable upon exercise of warrants held by Magnetar Capital Master Fund, Ltd

SCHEDULE 13D
     This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the Securities and Exchange Commission (the “Commission”) on September 4, 2007 (the “Schedule 13D”). Pursuant to this Amendment No. 1, Magnetar Investment Management (as defined below) becomes a Reporting Person and Magnetar Financial ceases to be a Reporting Person.

ITEM 2. IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended to add the following information:
     (a) The persons filing this Amendment No. 1 are Magnetar Financial, Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”), Magnetar Capital Partners, Supernova Management and Mr. Litowitz (collectively, the “Reporting Persons”).
     This Statement relates to the Shares held for the accounts of Magnetar Capital Master Fund, the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP.
     Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP.
     (b) The business address of Magnetar Investment Management is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
     (c) Magnetar Investment Management is an SEC registered investment adviser and manager of private investment funds, including the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP.
     (d) Magnetar Investment Management has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Magnetar Investment Management has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Magnetar Investment Management was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Magnetar Investment Management is a Delaware limited liability company.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:

     All funds used to purchase the securities of the Company set forth on Schedule A to this Amendment No. 1 on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds for such purchases reflected on Schedule A to this Amendment No. 1 was approximately $775,250. These amounts are in addition to the amounts previously reported.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On November 9, 2007, Magnetar Capital Master Fund entered into a letter agreement with the Company, Howard Balter and Ilan Slasky pursuant to which the Company agreed, among other things, to issue a warrant directly to Magnetar Capital Master Fund, which is exercisable on a net basis for 266,393 Shares (the “Warrant”). A copy of such letter agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein. A copy of the Warrant is attached hereto as Exhibit 99.4 and is incorporated by reference herein.
     Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended to add the following information:
     Due to a clerical bookkeeping error, Magnetar Financial should have been deemed to have beneficial ownership of 243 less Shares on the Schedule 13D than was actually reported thereon, and each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz should have been deemed to have beneficial ownership of 38,958 less Shares on the Schedule 13D than was actually reported thereon.
     (a) (i) Magnetar Financial may be deemed to be the beneficial owner of 1,126,559 Shares, 106,660 of which are issuable upon exercise of the Warrant held for the account of Magnetar Capital Master Fund. Such Shares (including the 106,660 Shares issuable upon exercise of the Warrant) are held for the account of Magnetar Capital Master Fund, and such Shares represent beneficial ownership of 4.9% of the Shares, based on (i) 23,012,092 Shares issued and outstanding as of November 9, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the Commission on November 14, 2007 plus (ii) 106,660 Shares issuable upon exercise of the Warrant. The foregoing excludes 159,733 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, Magnetar Financial may be deemed to beneficially own 1,286,292 Shares.
          (ii) Magnetar Investment Management may be deemed to be the beneficial owner of 1,162,197 Shares. 1,032,440 of such Shares are held for the account of the Managed Accounts, 5,212 of such Shares are held for the account of Magnetar SGR Fund, Ltd and 124,545 of such Shares are held for the account of Magnetar SGR Fund, LP, and all such Shares represent beneficial ownership of 5.1% of the Shares, based on 23,012,092 Shares issued and outstanding as of November 9, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the Commission on November 14, 2007.
          (iii) Each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 2,288,756 Shares, 106,660 of which are issuable upon exercise of the Warrant held for the account of Magnetar Capital Master Fund. This amount consists of: (A) 1,126,559 Shares (including the 106,660 Shares issuable upon exercise of the Warrant) held for the account of Magnetar Capital Master Fund, (B) 1,032,440 Shares held for the account of the Managed Accounts, (C) 5,212 Shares held for the account of Magnetar SGR Fund, Ltd and (D) 124,545 Shares held for the account of Magnetar SGR Fund, LP, and such 2,288,756 Shares in the aggregate represent beneficial ownership of 9.9% of the Shares, based on (i) 23,012,092 Shares issued and outstanding as of November 9, 2007, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2007 filed by the Company with the Commission on November 14, 2007 plus (ii) 106,660 Shares issuable upon exercise of the Warrant. The foregoing excludes 159,733 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 2,448,489 Shares.
     (b) (i) Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the 1,126,559 Shares held for the account of Magnetar Capital Master Fund. The foregoing excludes 159,733 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 1,286,292 Shares.
          (ii) Magnetar Investment Management, Magnetar Capital Partners, Supernova Management and Mr. Litowitz each may be deemed to share the power to vote and direct the disposition of the (A) 1,032,440 Shares held for the account of the Managed Accounts, (B) 5,212 Shares held for the account of Magnetar SGR Fund, Ltd and (C) 124,545 Shares held for the account of Magnetar SGR Fund, LP.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 2,288,756 Shares. The foregoing excludes 159,733 Shares issuable upon exercise of the Warrant because the Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.90% of the Shares. Without such blocker provision, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 2,448,489 Shares.
     (c) Except for the transactions described in this Amendment No. 1 and the transactions described on Schedule A attached hereto, there have been no transactions in the Shares since the filing of the Schedule 13D.
     (e) Magnetar Financial ceased to be the beneficial owner of more than 5% of the Shares on September 19, 2007, which is the date that the warrant held for the account of Magnetar Capital Master Fund and exercisable for 290,000 Shares (as previously reported on the Schedule 13D) was sold.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended to add the following information:
     Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended to add the following information:

Exhibit No.	Description

99.2	Joint Filing Agreement, dated as of November 16, 2007, among the Reporting Persons.

99.3	Letter Agreement, dated as of November 9, 2007, among Magnetar Capital Master Fund, the Company, Howard Balter and Ilan Slasky.

99.4	Warrant to Purchase Common Stock issued by the Company on November 9, 2007 to Magnetar Capital Master Fund.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 16, 2007

MAGNETAR FINANCIAL LLC
By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR INVESTMENT MANAGEMENT, LLC

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC
By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of the Schedule 13D. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the accounts of Magnetar SGR Fund, Ltd, Magnetar SGR Fund, LP and the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

9/19/2007	128,200	2.50	$320,500
9/26/2007	10,000	2.70	$27,000
9/28/2007	150,000	2.695	$404,250

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Investment Management for the account of the Managed Accounts

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

11/1/2007	10,000	2.35	$23,500

(1)	Excludes commissions and other execution-related costs.
Purchase (Sale) of Shares effected by Magnetar Financial for the account of Magnetar Capital Master Fund

	Number of Shares			Aggregate
Date	Purchased (Sold)	Price Per Share($)		Price($)(1)

9/19/2007	(290,000) *	.38	*	($105,850) *

(1)	Excludes commissions and other execution-related costs.

*	As described in Item 5 of this Amendment No. 1, the warrant to purchase 290,000 Shares that was held for the account of Magnetar Capital Master Fund and was previously reported as giving rise to beneficial ownership of Shares was sold.

EXHIBIT INDEX

Exhibit No.	Description

99.2	Joint Filing Agreement, dated as of November 16, 2007, among the Reporting Persons.

99.3	Letter Agreement, dated as of November 9, 2007, among Magnetar Capital Master Fund, the Company, Howard Balter and Ilan Slasky.

99.4	Warrant to Purchase Common Stock issued by the Company on November 9, 2007 to Magnetar Capital Master Fund.